Dechert LLP

Three Bryant Park

1095 Avenue of the Americas

New York, NY 10036-6797

+1 212 698 3500 Main

+1 212 698 3599 Fax

Allison Fumai

Partner

Allison.fumai@dechert.com

+1 212 698 3526 Direct

+1 212 698 3599 Fax

October 6, 2025

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Soo Im-Tang
Mr. Jeffrey W. Long
Mr. John Lee
Mr. Michael Kosoff

Re:	Baron ETF Trust (the “Trust” or Registrant”) (File No. 333-289683 and 811-24115)

To Whom It May Concern:

Thank you for the comments provided in correspondence dated September 15, 2025 regarding the Trust’s initial registration statement on Form N-1A (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission” or “SEC”) on August 18, 2025. The Registration Statement was filed for the purpose of registering shares of the following initial series of the Registrant: (i) Baron First Principles ETF; (ii) Baron Global Durable Advantage ETF; (iii) Baron SMID Cap ETF; (iv) Baron Financials ETF; and (v) Baron Technology ETF (each, a “Fund,” and collectively, the “Funds”). The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. For your convenience, we have restated the comments below followed by our responses. These changes are expected to be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which will be filed via EDGAR on or about October 6, 2025. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement.

October 6, 2025 Page 2

GENERAL

Comment 1.	We note that portions of the registration statement are incomplete. A full financial review (e.g., seed financial statements, auditor’s report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Response 1.	We hereby confirm all information that is currently in brackets or missing in the Registration Statement, including exhibits, will be completed or updated in subsequent amendments. The Registrant will consider any additional comments made in connection with the SEC staff’s review of the Registration Statement, disclosures made in response to this letter, supplemental information, or exhibits added in any pre-effective amendments.

Comment 2.	Please inform the staff if a party other than the Fund’s sponsor or an affiliate is providing the Fund with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Response 2.	We hereby confirm that no party other than BAMCO, Inc. (“BAMCO” or the “Adviser”), the Funds’ investment adviser, or an affiliate of BAMCO, will provide the initial seed capital for the Funds.

Comment 3.	Please confirm the Fund will file a fidelity bond under Form 40-17G.

Response 3.	We hereby confirm that the Registrant will file a fidelity bond under Form 40-17G for the Funds.

Comment 4.	Please apply any comments on a particular Fund globally to each of the Funds, if applicable.

Response 4.	We acknowledge the comment and have addressed it accordingly.

October 6, 2025 Page 3

FOR ALL FUNDS – PROSPECTUS

Expenses Example

Comment 5.	Please provide updated figures in the expense example for each Fund.

Response 5.	The disclosure has been revised accordingly.

BARON FIRST PRINCIPLES ETF

Investments, Risks, and Performance, pages 1-4

Comment 6.	Please consider explaining the term “Principles First” and how it relates to the Fund’s objectives and strategies.

Response 6.	We respectfully note that the Fund’s name includes “First Principles” instead of “Principles First”. “First Principles” is a common term associated with breaking down complex problems to their most fundamental truths and building solutions from there. This concept relates to the Fund’s strategies as the Adviser seeks to analyze businesses at their most fundamental level to determine if investing in those businesses will meet the Fund’s objective of long-term capital appreciation. We believe the current disclosure adequately addresses this concept.

Comment 7.	Under principal investment strategies of the Fund, the first paragraph states that the Fund may borrow money from banks (leverage) in an amount up to one-third of its total assets. Please confirm whether the Fund will employ leverage within the first 12 months of operations. If so, please add a line item for interest expense to the fee table.

Response 7.	We hereby confirm that the Fund intends to employ leverage within the first 12 months of operations. The fee table has been revised accordingly.

Comment 8.	On page 2, the staff notes principal risk factors, “Industry Concentration” and “Risks of Emphasizing a Sector or Industry.” Please identify the specific industry or sectors the Fund may concentrate in and include related disclosures in the principal investment strategies section.

October 6, 2025 Page 4

Response 8.	We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate. Although it is not a principal investment strategy of the Fund to concentrate in a specific industry or sector, the Registrant acknowledges that such concentration may occur due to market fluctuations in the value of the Fund’s investments, as described in the “Industry Concentration” risk tile. The Registrant will consider whether any additional industry or sector risks are appropriate in connection with its next annual update, once the Fund commences operation.

Comment 9.	The staff notes there is a “Common CEO Risk” for this Fund. Please include this discussion in the principal investment strategies section, as there is no reference to Fund’s investment in companies with certain persons in common (including chief executive officers or others fundamental to the success of the company).

Response 9.	We hereby confirm that it is not the Fund’s principal investment strategy to invest in companies with certain persons in common. The disclosure has been revised accordingly.

Comment 10.	Under “ETF Structure Risks,” please also disclose that, where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response 10.	The disclosure has been revised accordingly.

BARON GLOBAL DURABLE ADVANTAGE ETF

Investments, Risks, and Performance, pages 5-9

Comment 11.	Please supplementally explain what is meant by “durable advantage” in the Fund’s name with respect to the Fund’s investment strategy, and how it is measured.

Response 11.	“Durable Advantage” relates directly to the Fund’s strategy of investing in companies that the Adviser believes have competitive advantages that are sustainable, enabling them to grow faster than their competitors over long periods of time. The Adviser selects securities based on issuers’ current free cash flow yield and a high and/or rising return on invested capital, among other factors.

October 6, 2025 Page 5

Comment 12.	Please disclose that this Fund is classified as a “diversified” investment company, consistent with the disclosure on page 1 of the Statement of Additional Information (“SAI”).

Response 12.	The disclosure has been revised accordingly.

Comment 13.	The first paragraph states, “The Fund seeks to achieve its investment objective by investing primarily in equity securities in the form of common stock of established and emerging markets companies located throughout the world, with capitalizations within the range of companies included in the MSCI ACWI Index Net USD.”

(a) In the disclosure, please define “emerging markets companies,” and the criteria used to determine how the Fund determines a company is an emerging markets company.

(b)  Please identify the market capitalization range for the MSCI ACWI Index Net USD in the disclosure. You can note that the range provided is as of a particular date, and that it may fluctuate over time.

Response 13.	The disclosure has been revised to state that “[t]he Fund seeks to achieve its investment objective by investing primarily in equity securities ~~in the form of common stock~~ of established and ~~emerging markets~~ developing countries ~~companies located~~ throughout the world, with capitalizations within the range of companies included in the MSCI ACWI Index ~~Net~~ (USD). Developing countries include countries in the MSCI Emerging Markets (EM) Index, countries in the MSCI Frontier Markets (FM) Index and other countries determined by the Adviser to be developing countries based on classifications made by the International Monetary Fund or on country characteristics similar to those of the countries in the EM and FM Indexes. As of August 29, 2025, the market capitalization of the companies in the MSCI ACWI Index (USD) ranged from $197.38 million to $4.25 trillion and may fluctuate over time.”

Comment 14.	The second paragraph states in part, “The Adviser seeks to invest primarily in what it believes are unique, well-managed, competitively advantaged businesses...” Please provide examples or explain what is meant by “unique” in the disclosure.

October 6, 2025 Page 6

Response 14.	The disclosure has been revised to remove “unique.”

Comment 15.	On page 6, the staff notes principal risk factors, “Concentration” (that the Fund may hold large positions in a “relatively limited number of issuers, investments or industries”) and “Risks of Emphasizing a Region, Sector or Industry.” Please identify the specific types of issuers, region, sector or industry that the Fund may concentrate/emphasize and update the principal investment strategy disclosure accordingly.

Response 15.	We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate. It is not a principal investment strategy of the Fund to concentrate in or emphasize specific types of issuers, regions, sectors or industries, except as currently disclosed (i.e., that (i) under normal market and economic conditions, which will be assessed on a global basis, at least 40% of the Fund’s net assets will be invested in stocks of companies outside the U.S. and (ii) under non-favorable market and economic conditions, which will be assessed on a company by company basis, at least 30% of the Fund’s net assets will be invested in stocks of companies outside the U.S.). However, the Registrant acknowledges that such concentration may occur as a result of, among other things, price shifts of its investments, as described in the “Concentration” risk tile. The Registrant will consider whether any additional risks related to specific types of issuers, regions, sectors or industries are appropriate in connection with its next annual update, once the Fund commences operation.

Comment 16.	The staff notes “Technology” risk which describes the risk of investing in technology companies. If investments in technology companies are a principal investment strategy of the Fund, please include related disclosure in the principal investment strategy section.

Response 16.	We hereby confirm that investing in technology companies is not a principal investment strategy of the Fund. Accordingly, the disclosure has been revised to remove “Technology” risk as a principal risk of the Fund.

October 6, 2025 Page 7

Comment 17.	The staff notes “Emerging Markets and Developing Countries Risk” (page 7). Please clarify in the disclosure whether the term “developing countries” is synonymous with “emerging markets” (referenced in the principal investment strategies discussion). If they are investments in different regions, to the extent they are principal investment strategies, please include related disclosures for both in the principal investment strategies and the principal risks sections.

Response 17.	As noted above in Response 13, the Fund’s principal investment strategies have been revised to reference the term “developing countries” instead of “emerging markets.” Accordingly, the “Emerging Markets and Developing Countries Risk” principal risk has been replaced with the below risk:

Developing Countries. The Fund invests in developing countries, which include countries in the MSCI Emerging Markets (EM) Index, countries in the MSCI Frontier Markets (FM) Index and other countries determined by the Adviser to be developing countries based on classifications made by the International Monetary Fund or on country characteristics similar to those of the countries in the EM and FM Indexes. Investments in developing countries are subject to all of the risks of non-U.S. investing generally, and have additional heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets, including: delays in settling portfolio securities transactions; currency and capital controls; greater sensitivity to interest rate changes; pervasiveness of corruption and crime; currency exchange rate volatility; and inflation, deflation or currency devaluation. These risks are greater for countries in the FM Index.

Comment 18.	On pages 7-8, the staff notes the following principal risk factors with extensive discussions under each risk: “Risks Associated with China and Hong Kong,” “Risks Associated with Investing in Chinese Companies through Variable Interest Entities” and “Risks related to Variable Interest Entities.” To the extent investments in China (and through Variable Interest Entities) and Hong Kong are principal investment strategies of the Fund, please update the principal investment strategy disclosures accordingly.

Response 18.	We hereby confirm that it is not a principal investment strategy of the Fund to invest in China or variable interest entities. Accordingly, the disclosure has been revised to remove the following principal risks: “Risks Associated with China and Hong Kong,” “Risks Associated with Investing in Chinese Companies through Variable Interest Entities” and “Risks related to Variable Interest Entities.”

October 6, 2025 Page 8

Comment 19.	Under “ETF Structure Risks,” please also disclose that, where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response 19.	The disclosure has been revised accordingly.

BARON SMID CAP ETF

Investments, Risks, and Performance, pages 11-14

Comment 20.	The first sentence of this section states that the Fund will invest at least 80% of its net assets in securities of small- and mid-sized companies. Please disclose the specific types of securities in which the Fund intends to invest (e.g., equity securities).

Response 20.	The disclosure has been revised to state that “[t]he Fund is a diversified fund that, under normal circumstances, invests at least 80% of its net assets in equity securities of small- and mid-sized companies.”

Comment 21.	Please include the dollar range of the market capitalization of the securities in the Russell Midcap Growth Index that is referenced in the principal investment strategies section. You can note that the range provided is as of a particular date, and that it may fluctuate over time.

Response 21.	The disclosure has been revised accordingly.

Comment 22.	Please include any policy to concentrate in securities or issuers in a particular industry or group of industries, or any geographic concentrations.

Response 22.	We hereby confirm that the Fund does not have a policy to concentrate in securities or issuers in a particular industry or group of industries, or in any particular geography.

Comment 23.	On page 12, the staff notes “Technology” and “Health Care Sector Risk.” If investments in technology or health care companies are principal investment strategies of the Fund, please include related disclosures in the principal investment strategy section.

October 6, 2025 Page 9

Response 23.	We hereby confirm that investing in technology and health care companies is not a principal investment strategy of the Fund. Accordingly, the disclosure has been revised to remove the “Technology” and “Health Care Sector Risk” principal risks.

BARON FINANCIALS ETF

Investments, Risks, and Performance, pages 15-19

Comment 24.	On page 16, the staff notes the following principal risk factors: “FinTech Companies,” “Information Technology Sector” and “IT Services Industry.” Please clarify in the disclosure whether the companies described in each of these risk factors are part of the Financials and Financials-related companies that constitute the Fund’s 80% policy. If not, please include related disclosures in the investment strategy section

Response 24.	The disclosure has been revised to clarify whether companies described in the “FinTech Companies” and “Information Technology Sector” principal risks are considered Financials or Financials-related companies for purposes of the Fund’s 80% policy. The disclosure has also been revised to remove “IT Services Industry” as a principal risk.

Comment 25.	The staff notes “Developing Countries” as a principal risk. Please clarify in the disclosure whether the term “developing countries” is synonymous with “emerging markets” (referenced in the principal investment strategies discussion). If they are investments in different regions, to the extent they are principal investment strategies, please include related disclosures for both in the principal investment strategies and the principal risks sections.

Response 25.	The disclosure has been revised to state that “[t]he Fund may purchase securities of companies of any market capitalization and may invest in foreign stocks, including ~~emerging market~~ securities of companies in developing countries, however, investments in non-U.S. securities are limited to 35% of the Fund’s total assets at the time of purchase.”

Comment 26.	Under “ETF Structure Risks,” please also disclose that, where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

October 6, 2025 Page 10

Response 26.	The disclosure has been revised accordingly.

Comment 27.	In the “Performance” section (page 18), the disclosure indicates the Fund has adopted the performance of the “Predecessor Fund” as a result of a would-be reorganization (the transfer of the Predecessor Fund’s assets and liabilities to the Fund). Please supplementally provide the timing of the reorganization, and also confirm that the Fund will not sell shares using this registration statement until the reorganization is consummated.

Response 27.	The reorganization is scheduled to take place on or about December 12, 2025. We hereby confirm that the Fund will not sell shares using this Registration Statement until the reorganization is consummated.

BARON TECHNOLOGY ETF

Investments, Risks, and Performance, pages 21-25

Comment 28.	On the same page, the staff notes “Consumer Discretionary Sector” risk. If investments in the consumer discretionary sector is a principal investment strategy of the Fund, please include related disclosure in the investment strategy section.

Response 28.	We hereby confirm that investing in the consumer discretionary sector is not a principal investment strategy of the Fund. Accordingly, the disclosure has been revised to remove “Consumer Discretionary Sector” risk as a principal risk of the Fund.

Comment 29.	Under “ETF Structure Risks,” please also disclose that, where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

October 6, 2025 Page 11

Response 29.	The disclosure has been revised accordingly.

Comment 30.	In the “Performance” section (page 24), the disclosure indicates the Fund has adopted the performance of the “Predecessor Fund” as a result of a would-be reorganization (the transfer of the Predecessor Fund’s assets and liabilities to the Fund). Please supplementally provide the timing of the reorganization, and also confirm that the Fund will not sell shares using this registration statement until the reorganization is consummated.

Response 30.	The reorganization is scheduled to take place on or about December 12, 2025. We hereby confirm that the Fund will not sell shares using this Registration Statement until the reorganization is consummated.

FOR ALL FUNDS – PROSPECTUS

Information about the Funds, pages 27-28

Comment 31.	On page 27, the disclosure states that the Baron First Principles ETF, Baron SMID Cap ETF, Baron Financials ETF and Baron Technology ETF may invest in American Depository Receipts, Global Depository Receipts, European Depository Receipts or directly in the securities of non-U.S. issuers, provided that the aggregate amount of such investments does not exceed 35% of a Fund’s respective total assets at the time of purchase. Please include this information in Item 4 for each Fund since the current disclosure only has general references to investments in “securities” or “equity securities.”

Response 31.	The disclosure has been revised accordingly.

Comment 32.	The disclosure under the heading, “Baron Global Durable Advantage ETF,” states, “The Fund may also invest up to a maximum of 25% in Chinese companies through Variable Interest Entities (‘VIEs’) and directly via Stock Connect.” Please include this disclosure in Item 4 as well.

Response 32.	We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate because investing in Chinese companies via Stock Connect or through variable interest entities is not a principal investment strategy of the Fund.

October 6, 2025 Page 12

Comment 33.	On page 28, the disclosure states, “The Funds may invest in debt securities that have a rating of, or equivalent to, at least ‘BBB’ by S&P Global Ratings or ‘Baa’ by Moody’s Investors Services, Inc., or if unrated, are judged by the Adviser to be of comparable quality.” Please add here that each Fund may invest up to 35% of its total assets in such securities, consistent with the disclosure on page 9 of the SAI.

Response 33.	We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate.

Investment Criteria and Process, page 29

Comment 34.	The second and third full paragraphs describe the Adviser’s application of environmental, social, and governance (“ESG”) factors. In the second paragraph, the disclosures states, “The Adviser applies an exclusionary screen for investments for all of its investment strategies and Funds which prohibits the set-up of potential investments in companies in the adult entertainment, civilian firearms, cluster munitions, and tobacco industries.” (emphasis added)

(a)   Please specify the factors applied by this exclusionary screen, including any quantitative thresholds (e.g., revenue) or qualitative factors used to determine a company’s industry classification or whether a company is engaged in the excluded activity.

(b)  The third paragraph discloses, “Because the Funds are not ESG-focused funds, these considerations may not be conclusive or employed in the analysis of all companies, and securities of companies may be purchased and/or retained by the Funds for reasons other than ESG factors.” (emphasis added) Please reconcile this statement with the one above that states the adviser applies an exclusionary screen for all investments.

(c) The staff notes there is a “Sustainability Risk” (page 37). Please consider incorporating the risk of relying on third-party ESG ratings and research (discussed on page 29).

October 6, 2025 Page 13

Response 34.	With respect to subpart (a), companies will be added to our exclusion list if MSCI’s ESG Business Involvement Screening Research identifies them as (1) being directly involved in adult entertainment, civilian firearms, or tobacco and if they derive a certain amount of revenue from their involvement; or (2) being directly involved in cluster munitions based on MSCI ESG Research’s evidence assessment of a company’s alleged involvement in cluster weapons for cluster munitions whole weapons systems manufacturer or intended-use components. A company is considered directly involved if 5% or more of its revenue is derived from production activities, 10% or more of revenue is derived from distributing, retailing, supplying or licensing activities, or 10% or more of revenue from a combination of the above-mentioned business activities. With respect to subpart (b), aside from strict adherence to our exclusion criteria, other ESG-related factors and considerations may be part of the analysis of securities but may not be determinative in the investment decision. The considerations relate to ESG-related factors while the exclusionary screen statement applies only to the screen process. With respect to subpart (c), the disclosure has been revised accordingly.

Comment 35.	The staff notes the risk factor, “Special Situations” (page 37), that discusses equity swap transactions. Please confirm the accuracy of this heading. Please note there is a “Special Situations” risk under the Baron SMID Cap ETF (page 15) with a different disclosure describing events such as the development of new products, management change, acquisitions, etc.

Response 35.	The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Fund Policies, pages 12-13

Comment 36.	With respect to the Baron Global Durable Advantage ETF, Baron SMID Cap ETF and Baron Financials ETF, please disclose the Fund’s diversification policy.

Response 36.	The disclosure has been revised accordingly.

Investment Advisory and Other Services, pages 28-31

Comment 37.	On page 28, under the heading, “Investment Advisory and Other Services,” the disclosure states, “Mr. Baron is the controlling stockholder of BCG.” Please specify which Baron this references by including the first name.

October 6, 2025 Page 14

Response 37.	The disclosure has been revised to clarify that Mr. David Baron and Mr. Michael Baron are the controlling stockholders of BCG.

Comment 38.	In the same section, the disclosure indicates that the Adviser may waive receipt of its fees. Please confirm whether the Adviser can recoup such waived fees and, if so, please disclose the terms of recoupment.

Response 38.	We hereby confirm that the Adviser cannot recoup such waived fees.

Financial Statements, pages 24-26

Comment 39.	Page 42 of the SAI, under the heading, “Offering and Organizational Costs”:

(a) Please explain if the offering costs may be recouped by the Adviser.

(b) Provide estimated organizational costs.

(c) Explain if the Adviser will also absorb the organizational costs.

Response 39.	The disclosure has been revised accordingly.

DECLARATION OF TRUST

Comment 40.	Article VIII, Section 8.9 (Derivative Actions) states in relevant part, that shareholders may not bring a derivative action unless the complaining shareholders have made a written demand. It also states that the Board of Trustees will consider the merits of the claim within 60 calendar days, or longer, of the demand. Please disclose these provisions in an appropriate location in the prospectus.

Response 40.	The disclosure has been revised accordingly.

Comment 41.	Section 8.9(a) states in relevant part that, shareholders must bring claims “as a derivative claim subject to section 8.9 irrespective of whether such claim involves a violation of the Shareholders’ rights under this Declaration of Trust or any other alleged violation of contractual or individual rights that might otherwise give rise to a direct claim.” Part (b) states, “At least 10% of the Shareholders of the Trust or the affected Series or Class, as applicable, must join in bringing the derivative action . . . .”

October 6, 2025 Page 15

Please revise these provisions in the organizational document to state that they do not apply to claims arising under the federal securities laws. Please also disclose these provisions in an appropriate location in the prospectus and disclose that these provisions do not apply to claims arising under the federal securities laws.

Response 41.	The relevant provisions of the Declaration of Trust and the disclosure have been revised accordingly.

Comment 42.	Section 8.9(e) states, “. . . after considering the merits of the claim, [if the Board] has determined that maintaining a suit would not be in the best interests of the Trust or the affected Series or Class, as applicable, the complaining Shareholders shall be barred from commencing the derivative Action.” Please revise the Declaration of Trust to state that this provision does not apply to claims arising under the federal securities laws. Please also disclose this provision in an appropriate location in the prospectus and disclose that it does not apply to federal securities law claims.

Response 42.	The relevant provision of the Declaration of Trust and the disclosure have been revised accordingly.

Comment 43.	Article VIII, Section 8.11 (Jurisdiction and Waiver of Jury Trial) states in relevant part, that “unless the Trust consents in writing to the selection of an alternative forum, the sole and exclusive forum for any suit, action or proceeding by . . . any Shareholder . . . shall be the Court of Chancery of the State of Delaware...” Although this section provides an exception for causes of action arising under federal securities laws, please disclose this provision in an appropriate location in the prospectus and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum), and disclose that the provision does not apply to claims arising under the federal securities laws.

Response 43.	The disclosure has been revised accordingly.

Comment 44.	Section 8.11 also states that in any connection with any suit, action, or proceedings brought in the Superior Court in the State of Delaware, all shareholders waive the right to a jury trial. Please disclose in an appropriate location in the prospectus that shareholders irrevocably waive the right to a jury trial.

October 6, 2025 Page 16

Response 44.	The disclosure has been revised accordingly.

*   *   *

We believe that the foregoing has been responsive to the Staff’s comments. If you have any questions, please feel free to contact me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai